UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ARTIO GLOBAL INVESTORS INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

04315B107

(CUSIP Number)

DECEMBER 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.: 04315B107

(1)	Name of reporting person I.R.S. Identification No. of Above Person MARKEL CORPORATION 54-1959284
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship VIRGINIA
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 5,683,000
(6) Shared voting power 0
(7) Sole dispositive power 5,683,000
(8) Shared dispositive power 11,000
(9)	Aggregate amount beneficially owned by each reporting person 5,694,000
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.5%
(12)	Type of reporting person HC, CO

Item 1(a).	Name of Issuer

ARTIO GLOBAL INVESTORS INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices

330 MADISON AVE.

NEW YORK, NY 10017

Item 2(a).	Name of Person Filing

MARKEL CORPORATION

Item 2(b).	Address of Principal Business Office or, if none, Residence

4521 HIGHWOODS PKWY

GLEN ALLEN, VA 23060

Item 2(c).	Citizenship

VIRGINIA

Item 2(d).	Title of Class of Securities

CLASS A COMMON STOCK

Item 2(e).	CUSIP No.

04315B107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with Rule 13b-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☒ A parent holding company or controlling person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐ a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4.	Ownership

(a)	Amount beneficially owned:

5,694,000

(b)	Percent of class:

9.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

5,683,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

5,683,000

(iv)	Shared power to dispose or to direct the disposition of:

11,000

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	MARKEL CORPORATION

	By:	/s/ D. Michael Jones
	Name:	D. Michael Jones
General Counsel and Secretary

Exhibit A

SCHEDULE 13G

Pursuant to the instructions in Item 7 of Schedule 13G, Markel-Gayner Asset Management Corporation (“Markel Gayner”), 4521 Highwoods Parkway, Glen Allen, Virginia 23060, a Virginia corporation and an investment adviser registered under the Investment Advisors Act of 1940, is the beneficial owner of 5,694,000 shares, or 9.5%, of the outstanding Class A Common Stock of Artio Global Investors Inc. (the “Company”) as a result of acting as investment adviser to Evanston Insurance Company, Markel Insurance Company, Markel American Insurance Company, Essex Insurance Company, Deerfield Insurance Company, Markel International Insurance Company Limited, Markel Syndicate Management Limited (each wholly owned subsidiaries of Markel Corporation), and certain other investors.

Markel Corporation, through its control of Markel Gayner, Evanston Insurance Company, Markel Insurance Company, Markel American Insurance Company, Essex Insurance Company, Deerfield Insurance Company, Markel International Insurance Company Limited, and Markel Syndicate Management Limited, has sole power to direct the voting and disposition of shares of Class A Common Stock of the Company held by those entities. Markel Corporation, through its control of Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of Class A Common Stock of the Company held by certain other investors advised by Markel Gayner.